# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BIODESIX INC, CIK 0001439725
CUSIP: 09075X207
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 919 WEST DILLON RD, LOUISVILLE, Colorado (CO), 80027
Date of event which requires filing of this statement: 11/10/2026
Filed by CIK 0001021412
Persons authorized to receive notices and communications: Jack W. Schuler, PO Box 531, Lake Bluff, Illinois (IL), 60044, (520) 906-2991

## Reporting persons
- SCHULER JACK W (CIK 0001021412): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 20,735; shared voting power 2,455,810; sole dispositive power 20,735; shared dispositive power 2,455,810; aggregate amount beneficially owned 2,476,545 (22.3% of the class)
  Comment: (1) Sole voting and dispositive power includes 20,735 Shares (as defined herein) that the Reporting Person has the right to acquire within 60 days of the date of this filing.
  
  (2) Percent of class is calculated based on a total of 11,088,511 Shares outstanding as of October 30, 2026, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC (as defined herein) on November 5, 2026, plus 20,735 Shares that the Reporting Person has the right to acquire within 60 days of the date of this filing.
- Jack W. Schuler Living Trust: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); source of funds: working capital (WC); sole voting power 0; shared voting power 655,810; sole dispositive power 0; shared dispositive power 655,810; aggregate amount beneficially owned 655,810 (5.9% of the class)
  Comment: (1) Percent of class is calculated based on a total of 11,088,511 Shares outstanding as of October 30, 2026, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on November 5, 2026.
- Jack W. Schuler 2026 GRAT: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); source of funds: working capital (WC); sole voting power 0; shared voting power 1,800,000; sole dispositive power 0; shared dispositive power 1,800,000; aggregate amount beneficially owned 1,800,000 (16.2% of the class)
  Comment: (1) Percent of class is calculated based on a total of 11,088,511 Shares outstanding as of October 30, 2026, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on November 5, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: BIODESIX INC
Address of issuer's principal executive offices: 919 WEST DILLON RD, LOUISVILLE, Colorado (CO), 80027
Comment: This Amendment No. 11 to Schedule 13D ("Amendment No. 11") is being filed by the undersigned, pursuant to section 240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on November 9, 2020 (the "Initial Schedule 13D"), as amended on January 28, 2022, on April 11, 2022, on November 23, 2022, on August 11, 2023, on April 9, 2024, on May 23, 2024, on May 20, 2025, on September 3, 2025, on September 23, 2025, and on January 27, 2026 (collectively, the "Schedule 13D"), with respect to the common stock, par value $0.001 per share (the "Shares"), of Biodesix, Inc. (the "Issuer" or the "Company"), whose principal executive offices are located at 919 West Dillon Rd., Louisville, Colorado 80027.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

i. Jack W. Schuler ("Mr. Schuler");

ii. Jack W. Schuler Living Trust (the "Trust"); and

iii. Jack W. Schuler 2026 GRAT (the "2026 GRAT").
Residence or business address: The principal address of each of the Reporting Persons is PO Box 531, Lake Bluff, Illinois 60044.
Present principal occupation or employment: Mr. Schuler is principally engaged in the business of investing in securities. The Trust is a living trust established by Mr. Schuler. Mr. Schuler serves as sole trustee of the Trust. The 2026 GRAT is a grantor retained annuity trust established by Mr. Schuler. Mr. Schuler serves as sole trustee of the 2026 GRAT.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Schuler is a United States citizen. Each of the Trust and the 2026 GRAT is organized under the laws of the State of Illinois.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On March 25, 2026, 750,000 Shares previously held by the Jack W. Schuler 2025 GRAT were transferred to the Trust for no additional consideration. On April 1, 2026, 1,800,000 Shares previously held by the Trust were transferred to the 2026 GRAT for no additional consideration.

On August 10, 2026, Mr. Schuler, through the Trust, purchased 13,900 Shares in the open market, through a broker, in multiple transactions at prices ranging from $23.89 to $24.50, inclusive, with a weighted average price of $24.2467 per Share. On August 11, 2026, Mr. Schuler, through the Trust, purchased 13,700 Shares in the open market, through a broker, in multiple transactions at prices ranging from $23.965 to $24.32, inclusive, with a weighted average price of $24.0081 per Share. On August 12, 2026, Mr. Schuler, through the Trust, purchased 15,000 Shares in the open market, through a broker, in multiple transactions at prices ranging from $24.00 to $24.50, inclusive, with a weighted average price of $24.4661 per Share. On November 10, 2026, Mr. Schuler, through the Trust, purchased 100,000 Shares in the open market, through a broker, in multiple transactions at prices ranging from $9.655 to $10.25, inclusive, with a weighted average price of $10.0199 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of Shares purchased at each separate price within the ranges set forth herein.

The source of funds for the purchases reported herein was Mr. Schuler's personal funds.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(c) and (e) of the Schedule 13D is hereby amended and restated as follows:

As of the date hereof, Mr. Schuler may be deemed to beneficially own, in the aggregate, 2,476,545 Shares, which represents approximately 22.3% of the Shares outstanding.

Mr. Schuler's beneficial ownership consists of (i) 4,156 Shares that Mr. Schuler has the right to acquire upon exercise of options exercisable within 60 days of the date of this filing, (ii) 16,579 Shares that Mr. Schuler has the right to acquire upon settlement of vested RSUs within 60 days of the date of this filing, (iii) 655,810 Shares held by the Trust, representing approximately 5.9% of the Shares outstanding, and (iv) 1,800,000 Shares held by the 2026 GRAT, representing approximately 16.2% of the Shares outstanding.

The foregoing beneficial ownership percentages are based on a total of (i) 11,088,511 Shares outstanding as of October 30, 2026, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on November 5, 2026, and, for purposes of calculating Mr. Schuler's beneficial ownership percentage, (ii) 20,735 Shares that Mr. Schuler has the right to acquire within 60 days of the date of this filing.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. Schuler has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the 20,735 Shares that Mr. Schuler has the right to acquire within 60 days of the date of this filing.

As sole trustee of the Trust, Mr. Schuler shares with the Trust the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 655,810 Shares beneficially owned by the Trust.

As sole trustee of the 2026 GRAT, Mr. Schuler shares with the 2026 GRAT the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 1,800,000 Shares beneficially owned by the 2026 GRAT.
Transactions in the class effected during the past sixty days: The response to Item 3 of this Amendment No. 11 is incorporated by reference herein. Except as set forth in this Amendment No. 11, no transactions in the Shares have been effected by the Reporting Persons within the past 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of March 25, 2026, the Jack W. Schuler 2025 GRAT ceased to beneficially own any Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 8 Joint Filing Agreement, dated as of November 12, 2026, by and among Jack W. Schuler, Jack W. Schuler Living Trust and Jack W. Schuler 2026 GRAT

## Signatures
- SCHULER JACK W: /s/ Jack W. Schuler, Jack W. Schuler (11/12/2026)
- Jack W. Schuler Living Trust: /s/ Jack W. Schuler, Jack W. Schuler, Trustee (11/12/2026)
- Jack W. Schuler 2026 GRAT: /s/ Jack W. Schuler, Jack W. Schuler, Trustee (11/12/2026)